Exhibit 99.1

PropertyGuru Reports Second Quarter 2022 Results

Revenues Grow 44% Year Over Year in Second Quarter and 43% in First Half

•	Total revenue of S$33.0 million in the second quarter 2022 and S$61.3 million in the first half of 2022

•	Adjusted EBITDA was S$3.0 million in the second quarter 2022 and S$3.9 million in the first half of 2022

Singapore – August 25, 2022 – PropertyGuru Group Limited (NYSE: PGRU) (“PropertyGuru” or the “Company”), Southeast Asia’s leading1, property technology (“PropTech”) company, today announced financial results for the quarter ended June 30, 20222. Net income and Adjusted EBITDA3 were S$3.8 million and S$3.0 million, respectively, which compares to a net loss of S$139.8 million4 and Adjusted EBITDA loss of S$2.0 million in the prior year period. Revenue of S$33.0 million in the second quarter 2022 increased 44% year over year.

Management Commentary

Hari V. Krishnan, Chief Executive Officer and Managing Director, PropertyGuru, said “Second quarter results built on the strong start to the year. The strategy of increasing our customer value proposition is proving effective, as we see the return on investments made over the past few years. The second quarter saw us deliver more tools and features that further enhance the customer experience as the pace of our internal innovation accelerates. Going forward, we expect to capitalize on both organic and inorganic opportunities to further expand our world-class solutions to customers. Even with our growing business strength, we remain vigilant around potential market challenges from rising inflation and interest rates and other global macro headwinds.”

Joe Dische, Chief Financial Officer, PropertyGuru, added “Second quarter revenues were up 44% year over year, building on the first quarter’s solid performance and setting us up for a strong back half of 2022. Growth was balanced across all business segments and the further leveraging of our cost structure helped drive positive Adjusted EBITDA.”

[1]	Based on SimilarWeb data between January 2022 and June 2022.
[2]	The second quarter and first half ended June 30, 2022 includes results of the iProperty Malaysia and thinkofliving businesses which were acquired on August 3, 2021.
[3]

Included in the S$0.8 million of adjustments between net income and Adjusted EBITDA in the second quarter of 2022 were a positive change in the fair value of preferred shares, warrant liability and embedded derivatives of S$11.9 million and S$5.9 million of depreciation and amortization expense.

[4]

Included in the S$137.8 million of adjustments between net loss and Adjusted EBITDA in the second quarter of 2021 were a negative change in the fair value of preferred shares, warrant liability and embedded derivatives of S$125.1 million and S$4.9 million of finance costs - net.

Financial Highlights – Second Quarter 2022

•	Total revenue of S$33.0 million increased 44% year over year and was balanced with growth across all markets and business segments.

•

Marketplaces revenues increased by 43% year over year to S$32.0 million. Investments made over the last two years are gaining traction now as real estate markets emerge from the pandemic-induced slowdown.

o

Singapore Marketplaces revenue increased 31% to S$17.3 million. Quarterly Average Revenue Per Agent (“ARPA”) of S$1,008 rose 29% year over year through improved yield derived from previous price rises and increased activity on our platform. We had a total of 15,023 agents with a renewal rate of 82%, reflecting a strong local property market.

o	Malaysia Marketplaces revenue increased 170% to S$5.9 million from S$2.2 million in the prior year period as a result of the acquisition of the iProperty business in August 2021.

o

Vietnam Marketplaces revenue increased by 19% to S$6.9 million from S$5.8 million in the prior year period. This was driven by both a 17% increase in the number of listings to 2.38 million and a 7% increase in average revenue per listing (“ARPL”) to S$2.83.

•	At quarter-end, cash and cash equivalents was $368.8 million.

Information regarding our operating segments is presented below.

	For the Three Months Ended June 30
	2022	2021	YoY Growth
	(S$ in thousands except percentages)

Revenue	33,031	23,003	43.6%

Marketplaces	32,001	22,328	43.3%
Singapore	17,293	13,246	30.6%
Vietnam	6,943	5,835	19.0%
Malaysia	5,899	2,187	169.7%
Other Asia	1,866	1,060	76.0%
Fintech and data services	1,030	675	52.6%
Adjusted EBITDA	3,011	(1,950)

Marketplaces	12,964	6,805
Singapore	11,233	8,601
Vietnam	1,669	1,869
Malaysia	1,241	(2,439)
Other Asia	(1,179)	(1,226)
Fintech and data services	(1,885)	(1,351)
Corporate*	(8,068)	(7,404)
Adjusted EBITDA Margin (%)	9.1%	-8.5%

Marketplaces	40.5%	30.5%
Singapore	65.0%	64.9%
Vietnam	24.0%	32.0%
Malaysia	21.0%	-111.5%
Other Asia	-63.2%	-115.7%
Fintech and data services	-183.0%	-200.1%

	For the Six Months Ended June 30
	2022	2021	YoY Growth
	(S$ in thousands except percentages)

Revenue	61,263	42,890	42.8%

Marketplaces	59,214	41,537	42.6%
Singapore	32,297	25,359	27.4%
Vietnam	11,999	10,098	18.8%
Malaysia	11,333	4,046	180.1%
Other Asia	3,585	2,034	76.3%
Fintech and data services	2,049	1,353	51.4%
Adjusted EBITDA	3,895	(4,772)

Marketplaces	26,616	10,884
Singapore	22,631	16,932
Vietnam	2,806	2,778
Malaysia	3,610	(6,931)
Other Asia	(2,431)	(1,895)
Fintech and data services	(3,531)	(2,093)
Corporate*	(19,190)	(13,563)
Adjusted EBITDA Margin (%)	6.4%	-11.1%

Marketplaces	44.9%	26.2%
Singapore	70.1%	66.8%
Vietnam	23.4%	27.5%
Malaysia	31.9%	-171.3%
Other Asia	-67.8%	-93.2%
Fintech and data services	-172.3%	-154.7%

*Corporate consists of headquarters costs, which are not allocated to the segments. Headquarters costs are costs of PropertyGuru’s personnel that are based predominantly in its Singapore headquarters and certain key personnel in Malaysia and Thailand, and that service PropertyGuru’s group as a whole, consisting of its executive officers and its group marketing, technology, product, human resources, finance and operations teams, as well as platform IT costs (hosting, licensing, domain fees), workplace facilities costs, corporate public relations retainer costs and professional fees such as audit, legal and consultant fees. Certain elements of marketing expenses previously allocated to Corporate in the first quarter 2022 have since been moved to business segments in line with changes to internal reporting lines.

Strong Category Leadership Drives Long-Term Growth Opportunities

As of June 30, 2022, PropertyGuru continued its Engagement Market Share5 leadership in Singapore, Vietnam, Malaysia and Thailand.

•	Singapore: 76% – 3.7x the closest peer

•	Vietnam: 75% – 3.0x the closest peer

•	Malaysia: 96% – 25.2x the closest peer

•	Thailand: 59% – 2.8x the closest peer

•	Indonesia: 21% – 0.3x the closest peer

[5]	Based on SimilarWeb data between January 2022 and June 2022.

Full Year 2022 Outlook

The Company reiterates its full year 2022 outlook of approximately 44% revenue growth, driven by the strong start to 2022 and growth across all core markets. The Company expects to return to full year positive Adjusted EBITDA, as it realizes the full benefits of its pandemic-period investments in people, technology, and marketing. The Company cautions that this outlook could be impacted by uncertainty around rising inflation and interest rates, government policy and fiscal intervention, political instability, and other macro factors.

Conference Call and Webcast Details

The Company will host a conference call and webcast on Thursday, August 25, 2022, at 8:00 a.m. Eastern Standard Time / 8:00 p.m. Singapore Standard Time to discuss the Company’s financial results and outlook.

The PropertyGuru (NYSE: PGRU) Q2 2022 Earnings call can be accessed by registering at:

https://propertyguru.zoom.us/webinar/register/WN_E0YIQzANThSqwAaVqFXUiA

An archived version will be available on the Company’s Investor Relations website after the call at https://investors.propertygurugroup.com/news-and-events/events-and-presentations/default.aspx

About PropertyGuru Group

PropertyGuru is Southeast Asia’s leading1 PropTech company, and the preferred destination for over 40 million property seekers6 to find their dream home, every month. PropertyGuru empowers property seekers with more than 3.5 million real estate listings7, in-depth insights, and solutions that enable them to make confident property decisions across Singapore, Malaysia, Thailand, Indonesia, and Vietnam.

PropertyGuru.com.sg was launched in 2007 and has helped to drive the Singapore property market online and has made property search transparent for the property seeker. In the last 15 years, PropertyGuru has grown into a high-growth PropTech company with a robust portfolio of leading property portals across its core markets; award-winning mobile apps; a high quality developer sales enablement platform, FastKey; mortgage marketplace PropertyGuru Finance; and a host of other property offerings including Awards, events and publications across Asia.

For more information, please visit: PropertyGuruGroup.com; PropertyGuru Group on LinkedIn.

Contact Information:

Media	Investor
PropertyGuru Group	PropertyGuru Group	The Blueshirt Group
Sheena Chopra	Nat Otis	Gary Dvorchak
+65 9247 5651	(860) 906-7860
sheena@propertyguru.com.sg	natotis@propertyguru.com	pgru@blueshirtgroup.com

[6]	Based on Google Analytics data between January 2022 and June 2022.
[7]	Based on data between January 2022 and June 2022.

Key Performance Metrics and Non-IFRS Financial Measures

Our priority markets comprise Singapore, Vietnam, Malaysia and Thailand. Our core markets comprise Singapore, Vietnam, Malaysia, Thailand and Indonesia.

Engagement Market Share is the average monthly engagement for websites owned by PropertyGuru as compared to average monthly engagement for a basket of peers calculated over the relevant period. Engagement is calculated as the number of visits to a website during a period multiplied by the total amount of time spent on that website for the same period, in each case based on data from SimilarWeb. Engagement Market Share is based on the prevailing SimilarWeb algorithm on the date the Company first filed or furnished such information to the U.S. Securities and Exchange Commission (“SEC”).

Number of agents in all core markets except Vietnam is calculated for a period as the sum of the number of agents with a valid 12-month subscription package at the end of each month in a period divided by the number of months in such period. In Vietnam, number of agents is calculated as the number of agents who credit money into their account within the relevant period. When counting in aggregate across the PropertyGuru group, in markets where PropertyGuru operates more than one property portal, an agent with subscriptions to more than one portal is only counted once.

Number of real estate listings is calculated as the number of listings created during the month for Vietnam and the average number of monthly listings available in the period for other markets.

Average revenue per agent (“ARPA”) is calculated as agent revenue for a period divided by the average number of agents in that period, which is calculated as the sum of the number of total agents at the end of each month in a period divided by the number of months in such period.

Average revenue per listing (“ARPL”) is calculated as revenue for a period divided by the number of listings in such period.

Renewal rate is calculated as the number of agents that successfully renew their annual package during a period divided by the number of agents whose packages are up for renewal (at the end of their twelve-month subscription) during that period.

This press release also includes references to non-IFRS financial measures, namely Adjusted EBITDA and Adjusted EBITDA Margin. PropertyGuru uses these measures, collectively, to evaluate ongoing operations and for internal planning and forecasting purposes. PropertyGuru believes that non-IFRS information, when taken collectively, may be helpful to investors because it provides consistency and comparability with past financial performance and may assist in comparisons with other companies to the extent that such other companies use similar non-IFRS measures to supplement their IFRS or GAAP results. These non-IFRS measures are presented for supplemental informational purposes only and should not be considered a substitute for financial information presented in accordance with IFRS, and may be different from similarly titled non-IFRS measures used by other companies. Accordingly, non-IFRS measures have limitations as analytical tools, and should not be considered in isolation or as substitutes for analysis of other IFRS financial measures, such as net loss and loss before income tax.

Adjusted EBITDA is a non-IFRS financial measure defined as net loss for year/period plus changes in fair value of preferred shares and embedded derivatives, finance costs, depreciation and amortization, income tax expenses, impairments when the impairment is the result of an isolated, non-recurring events, share grant and option expenses, loss on disposal of plant and equipment and intangible assets, currency translation loss, business acquisition transaction and integration costs, legal and professional expenses incurred for IPO, share listing expenses and on-going costs of a listed entity. Adjusted EBITDA Margin is defined as Adjusted EBITDA as a percentage of revenue.

A reconciliation of net income/(loss) to Adjusted EBITDA is provided as follows:

	For the Three Months Ended June 30,
	2022	2021
	(S$ in thousands)

Net income/(loss)	3,821	(139,781)
Adjustments:
Changes in fair value of preferred shares, warrant liability and embedded derivatives	(11,944)	125,086
Finance costs - net	1,192	4,948
Depreciation and amortisation expense	5,920	2,564
Share grant and option expenses	1,507	1,136
Other gains/(losses) - net	62	349
Business acquisition transaction and integration cost	1,489	1,254
Legal and professional fees incurred for IPO	(1,874)	2,252
On-going cost of a listed entity	2,869	—
Tax (credit)/expense	(31)	242

Adjusted EBITDA	3,011	(1,950)

	For the Six Months Ended June 30,
	2022	2021
	(S$ in thousands)

Net loss	(116,527)	(150,568)
Adjustments:
Changes in fair value of preferred shares, warrant liability and embedded derivatives	(23,016)	124,146
Finance costs - net	1,818	9,951
Depreciation and amortisation expense	10,834	5,012
Impairment	—	8
Share grant and option expenses	3,035	2,468
Other gains/(losses) - net	263	366
Business acquisition transaction and integration cost	2,598	1,254
Legal and professional fees incurred for IPO	16,570	2,252
Share listing expense	104,950	—
On-going cost of a listed entity	3,323	—
Tax expense	47	339

Adjusted EBITDA	3,895	(4,772)

Forward-Looking Statements

Forward-looking statements in this press release, which are not historical facts, are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1955. These statements include statements regarding our future results of operations and financial position, planned products and services, business strategy and plans, objectives of management for future operations of PropertyGuru, market size and growth opportunities, competitive position and technological and market trends and involve known and unknown risks that are difficult to predict. As a result, our actual results, performance or achievements may differ materially from those expressed or implied by these forward-looking statements. In some cases, you can identify forward-looking statements because they contain words such as “may,” “will,” “shall,” “should,” “expects,” “plans,” “anticipates,” “could,” “intends,” “target,” “projects,” “contemplates,” “believes,” “estimates,” “predicts,” “potential,” “goal,” “objective,” “seeks,” or “continue” or the negative of these words or other similar terms or expressions that concern our expectations, strategy, plans, or intentions. Such forward-looking statements are necessarily based upon estimates and assumptions that, while considered reasonable by us and our management, are inherently uncertain. Factors that may cause actual results to differ materially from current expectations include, but are not limited to: changes in domestic and foreign business, market, financial, political and legal conditions; competitive pressures in and any disruption to the industry in which PropertyGuru and its subsidiaries (the “Group”) operates; the Group’s ability to achieve profitability despite a history of losses; the Group’s ability to implement its growth strategies and manage its growth; customers of the Group continuing to make valuable contributions to its platform, the Group’s ability to meet consumer expectations; the success of the Group’s new product or service offerings; the Group’s ability to produce accurate forecasts of its operating and financial results; the Group’s ability to attract traffic to its websites; the Group’s ability to assess property values accurately; the Group’s internal controls; the impact of rising inflation and interest rates on the Group’s business, real estate markets and the economy in general; the war in Ukraine and escalating geopolitical tensions as a result of Russia’s invasion of Ukraine; fluctuations in foreign currency exchange rates; the Group’s ability to raise capital; media coverage of the Group; the Group’s ability to obtain insurance coverage; changes in the regulatory environments (such as anti-trust laws, foreign ownership restrictions and tax regimes) of the countries in which the Group operates, general economic conditions in the countries in which the Group operates, the Group’s ability to attract and retain management and skilled employees, the impact of the COVID-19 pandemic on the business of the Group, the success of the Group’s strategic investments and acquisitions, changes in the Group’s relationship with its current customers, suppliers and service providers, disruptions to information technology systems and networks, the Group’s ability to grow and protect its brand and the Group’s reputation, the Group’s ability to protect its intellectual property; changes in regulation and other contingencies; the Group’s ability to achieve tax efficiencies of its corporate structure and intercompany arrangements; potential and future litigation that the Group may be involved in; unanticipated losses, write-downs or write-offs, restructuring and impairment or other charges, taxes or other liabilities that may be incurred or required subsequent to, or in connection with, the consummation of the Group’s completed business combination and technological advancements in the Group’s industry; and other risks discussed in our filings with the SEC.

All forward-looking statements attributable to us or persons acting on our behalf are expressly qualified in their entirety by the cautionary statements set forth above. We caution you not to place undue reliance on any forward-looking statements, which are made only as of the date of this press release. We do not undertake or assume any obligation to update publicly any of these forward-looking statements to reflect actual results, new information or future events, changes in assumptions or changes in other factors affecting forward-looking statements, except to the extent required by applicable law. If we update one or more forward-looking statements, no inference should be drawn that we will make additional updates with respect to those or other forward-looking statements. The inclusion of any statement in this press release does not constitute an admission by PropertyGuru or any other person that the events or circumstances described in such statement are material. Undue reliance should not be placed upon the forward-looking statements.

Industry and Market Data

This press release contains information, estimates and other statistical data derived from third party sources and/or industry or general publications, including estimated insights from SimilarWeb and Google Analytics. Such information involves a number of assumptions and limitations, and you are cautioned not to place undue weight on such estimates. PropertyGuru has not independently verified such third-party information, and makes no representation as to the accuracy of such third-party information.

PROPERTYGURU GROUP LIMITED AND ITS SUBSIDIARIES

UNAUDITED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME/(LOSS)

	For the Three Months Ended June 30,		For the Six Months Ended June 30,
	2022	2021	2022	2021
	(S$ in thousands, except share and per share data)

Revenue	33,031	23,003	61,263	42,890
Other income	292	451	769	1,079
Other gains/(losses) - net	11,882	(125,435)	22,753	(124,512)

Expenses
Venue costs	(998)	(880)	(1,947)	(1,427)
Sales and marketing cost	(5,839)	(6,282)	(9,938)	(13,701)
Sales commission	(3,135)	(1,859)	(6,186)	(3,696)
(Impairment)/Reversal of impairment loss on financial assets	(438)	(963)	166	(291)
Depreciation and amortisation	(5,920)	(2,564)	(10,834)	(5,012)
Impairment of intangible assets	—	—	—	(8)
IT and Internet expenses	(2,869)	(1,748)	(5,283)	(3,448)
Legal and professional	(2,313)	(1,249)	(3,168)	(1,592)
Employee compensation	(17,303)	(13,638)	(35,569)	(26,116)
Non-executive directors’ remuneration	(785)	(145)	(1,557)	(289)
Staff cost	(336)	(174)	(735)	(368)
Office rental	(58)	(19)	(80)	(29)
Finance cost	(1,284)	(5,066)	(2,011)	(10,188)
Legal and professional fees incurred for IPO	1,875	(2,252)	(16,570)	(2,252)
Share listing expense	—	—	(104,950)	—
Other expenses	(2,012)	(719)	(2,603)	(1,269)

Total expenses	(41,415)	(37,558)	(201,265)	(69,686)

Profit/(Loss) before income tax	3,790	(139,539)	(116,480)	(150,229)

Tax credit/(expenses)	31	(242)	(47)	(339)

Net income/(loss) for the period	3,821	(139,781)	(116,527)	(150,568)

Other comprehensive income:
Items that may be reclassified subsequently to profit or loss:
Currency translation differences arising from consolidation	3,108	388	2,445	2,276
Items that will not be reclassified subsequently to profit or loss:
Actuarial gain/(loss) from post-employment benefits obligation	8	—	(1)	—

Other comprehensive income for the period, net of tax	3,116	388	2,444	2,276

Total comprehensive income/(loss) for the period	6,937	(139,393)	(114,083)	(148,292)

Earnings/(Loss) per share for income/(loss) attributable to equity holders of the Company
Basic and diluted earnings/(loss) per share for the period	$0.02	($2.48)	($0.79)	($2.68)

PROPERTYGURU GROUP LIMITED AND ITS SUBSIDIARIES

UNAUDITED CONSOLIDATED BALANCE SHEETS

	As of June 30, 2022	As of December 31, 2021
	(S$ in thousands)

ASSETS
Current assets
Cash and cash equivalents	368,762	70,236
Trade and other receivables	19,024	17,655

	387,786	87,891

Non-current assets
Trade and other receivables	3,525	1,564
Intangible assets	397,299	401,157
Plant and equipment	2,567	3,329
Right-of-use assets	13,156	15,419

	416,547	421,469

Total assets	804,333	509,360

LIABILITIES
Current liabilities
Trade and other payables	43,082	32,921
Lease liabilities	4,174	4,439
Borrowings	18,368	170
Deferred revenue	49,865	47,318
Warrants liability	5,109	—
Provision for reinstatement cost	22	36
Current income tax liabilities	4,342	4,554

	124,962	89,438

Non-current liabilities
Trade and other payables	933	603
Lease liabilities	10,326	12,452
Borrowings	—	16,732
Deferred income tax liabilities	2,072	2,375
Provision for reinstatement cost	510	569

	13,841	32,731

Total liabilities	138,803	122,169

Net assets	665,530	387,191

SHAREHOLDERS’ EQUITY
Capital and reserves attributable to equity holders of the Company

Share capital	1,078,528	684,347
Share reserve	16,899	18,658
Capital reserve	785	785
Warrants	5,742	5,742
Translation reserve	5,187	2,742
Accumulated losses	(441,611)	(325,083)

Total shareholders’ equity	665,530	387,191

PROPERTYGURU GROUP LIMITED AND ITS SUBSIDIARIES

UNAUDITED CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the six months ended June 30
	2022	2021
	(S$ in thousands)

Cash flows from operating activities
Loss for the period	(116,527)	(150,568)
Adjustments for:
- Tax expense	47	339
- Employee share grant and option expense	1,804	2,448
- Non-executive director share grant and option expense	1,320	108
- Depreciation and amortisation	10,834	5,012
- Loss on disposal of plant and equipment and intangible assets	104	—
- (Reversal of impairment)/Impairment loss on financial assets	(166)	291
- Gain on lease modification	(188)	—
- Interest income	(193)	(237)
- Finance cost	2,011	10,188
- Unrealised currency translation losses	8,775	133
- Fair value loss of Series B, D1, E and F conversion options	—	124,146
- Fair value gain on warrant liability	(23,016)	—
- Share listing expense	104,950	—

	(10,245)	(8,140)
Change in working capital, net of effects from acquisition and disposal of subsidiaries:
- Trade and other receivables	(1,807)	1,040
- Trade and other payables	9,735	1,575
- Deferred revenue	2,547	(326)

Cash used in operations	230	(5,851)
Interest received	186	231
Income tax paid	(582)	(1,144)

Net cash used in operating activities	(166)	(6,764)

Cash flows from investing activities
Additions to plant and equipment	(438)	(459)
Additions of intangible assets	(9,581)	(4,971)
Proceeds from disposal of plant and equipment	27	1

Net cash used in investing activities	(9,992)	(5,429)

Cash flows from financing activities
Interest paid	(536)	(631)
Proceeds from borrowings	—	11,000
Borrowings’ transaction cost	—	(449)
Principal payment of lease liabilities	(2,206)	(2,070)
Proceeds from Reorganisation	142,145	—
Proceeds from the shares issued to PIPE investors	178,653	—
Transaction cost in relation to issuance of PIPE shares	(7,664)	—
Proceeds from issuance of ordinary shares	728	77
Repayment of convertible notes	—	(11,261)
Payment for legal and professional fees incurred for IPO	(2,436)	—

Net cash provided/(used in) by financing activities	308,684	(3,334)

Net increase/(decrease) in cash and cash equivalents	298,526	(15,527)

Cash and cash equivalents
Beginning of the six months ended 30 June	70,236	93,359

End of the six months ended 30 June	368,762	77,832